Exhibit 99.1

MEDIA RELEASE

June 16, 2023

Algoma Steel Reports Fatal Incident

SAULT STE. MARIE, Ontario, June 16, 2023 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”), regrets to report a fatal incident involving an employee of a contractor who was retained to perform specialized maintenance work.

On the afternoon of June 15th, the worker lost consciousness while cleaning an out-of-service gas line. Algoma Steel Emergency Services personnel responded immediately with assistance from Sault Ste. Marie Fire and Paramedic Services. The worker was transported to Sault Area Hospital where they succumbed to their injuries. The Ministry of Labour has been notified and an investigation is underway.

Algoma Steel Chief Executive Officer Michael D. Garcia commented, “We extend our sincere condolences to the family, friends, and colleagues affected by this devastating loss. The safety and well-being of everyone in our workplace is a top priority and core value at Algoma Steel. We wish to express our gratitude for the prompt response and assistance provided by the emergency services personnel and the dedicated team members who were on-site during this challenging incident. They demonstrated the utmost professionalism and commitment in dealing with the situation and providing urgent medical assistance.”

Counselling services have been made available to Algoma employees and those of the contractor who may have been impacted by the event.

For more information, please contact:

Brenda Stenta

Manager Communications and Branding

Algoma Steel Inc.

Phone: 705.206.1022

Email: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

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